

November 16, 2010

Keith Berman, President
instaCare Corp.
2660 Townsgate Road, Suite 300
Westlake Village, California 91361

> **Re:** **instaCare Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 18, 2010**
> **File No. 000-33187**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

1. We note the disclosure on page 11 that your five largest customers accounted for approximately 99% of your net sales. Please disclose the identities of the material customers in the discussion of major customers on page eight.

Recent Sales of Unregistered Securities, page 17

2. Please revise your disclosure here to provide the information required by Item 701 of Regulation S-K. For example, please quantify the financing fees in each unregistered issuance of shares to Centurion and the value and type of the services rendered by the

officers and consultants described in this section. Furthermore, please provide the names of such officers and consultants. Lastly, we note the issuance of shares of common stock to officers for services to the company. Please confirm whether all of these share issuances have been reflected for the named executive officers and directors in the compensation disclosure or revise such disclosure to reflect such compensation.

Report of Independent Registered Public Accounting Firm, page F-1

3. We note that the report issued by your independent registered public accounting firm does not appear to be correctly dated (i.e., the date of the report covering your December 31, 2009 financial statements is April 7, 2009) and does not disclose the city and state where issued. Please amend to provide a compliant audit report in accordance with Item 3-02 of Regulation S-T.

4. We note that you filed a registration statement on Form S-8 on December 18, 2009. However, it does not appear that you have filed a consent from your independent accounting firm for the incorporation by reference of your subsequent period Exchange Act forms. Please file a currently dated consent from your independent accountant or tell us why such consent is not required. Refer to Item 601(23) of Regulation S-K.

Notes to Financial Statements
Note 5 – Notes Payable and Related Parties, page F-14

5. It appears that you recognized debt relief other income of $920,379 related to the convertible promissory note issued in March 2004 and $87,309 related to the promissory note issued in February 2005. The sum of these two amounts (i.e., $1,007,688) appears to be inconsistent with the equivalent amount presented in your statement of operations (i.e., $1,450,867). Please clarify or revise.

Item 10. Directors, Executive Officers and Corporate Governance, page 33

6. We note your statement at the top of page 33 that you elect your directors annually and that you are subject to the reporting requirements under Section 12g. Please advise us as to the basis for having never filed a proxy statement or information statement with us.

7. Please provide the disclosure required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that each person should serve as a director for the company at the time the disclosure is made.

Item 11. Executive Compensation, page 34

8. Please provide the footnote disclosure required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. In addition, please provide the narrative disclosure to the

summary compensation table, as required by Item 402(o) of Regulation S-K. Consider discussing why the CEO received stock as his only compensation.

9. We note the reference in footnote one to SFAS 123R. Item 402(r)(2)(iii) of Regulation S-K refers to reflecting the aggregate grant data value computed in accordance with FASB ASC Topic 718. Please revise the disclosure accordingly.

Exhibits

General

10. It appears that you have not filed your agreement with Centurion Credit Resources as described in various places in your filing. Please file this agreement, and any others required by Item 601 of Regulation S-K, as exhibits to your amended Form 10-K, along with all schedules, attachments and exhibits to such agreements. See Item 601(b)(10) of Regulation S-K. We may have further comment.

Exhibit 31 – Section 302 Certifications

11. Please revise your Section 302 certifications as they do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

- Reference to "this annual report" should be replaced with reference to "this report" in paragraph three;
- Reference should be made to the registrant's fourth fiscal quarter in the case of an annual report in paragraph 4(d);
- Reference should be made to "to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions)" in the introductory language to paragraph five.

12. In connection with the preceding comment, please remove the titles of the certifying individual from the introductory paragraph of your certifications and confirm to us that the inclusion of the titles of the certifying individual is not intended to limit the capacity in which such individuals provided these certifications.

Form 10-Q for Fiscal Quarter Ended March 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010

Item 4T – Controls and Procedures
Evaluation of Disclosure Controls and Procedures

13. We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at March 31, 2010 and June 30, 2010. Considering the material weaknesses and other matters identified in connection

with the conclusion that your disclosure controls and procedures were not effective at December 31, 2009, please tell us how management determined that your disclosure controls and procedures were effective in the subsequent interim periods or revise your disclosure accordingly.

14. In connection with the preceding comment, if you conclude that your disclosure controls and procedures were not effective at March 31, 2010 and June 30, 2010, please revise to provide management's remediation plans to address the material weaknesses that contributed to this conclusion.

15. We note your disclosure that "systems of internal controls are designed to provide reasonable assurance with respect to financial statement preparation and presentation." Please revise to state clearly, if true, that your disclosure controls and procedures are designed *to* provide reasonable assurance of achieving their objectives and provide the conclusion reached by your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures at that reasonable assurance level. Alternatively, you may remove the reference to the level of assurance of your disclosure controls and procedures.

Exhibit 31 – Section 302 Certifications

16. Please revise your Section 302 certifications as they do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

- References to the "small business issuer" should be replaced with references to the "registrant";
- References to "this quarterly report" should be replaced with references to "this report";
- Reference should be made to "to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions)" in the introductory language to paragraph five.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ethan Horowitz, accountant at (202) 551-3311 or Angela Halac, accounting reviewer at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi, examiner at (202) 551-3121 or David Link, legal reviewer at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds,
Assistant Director